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                                                                       Exhibit 1


CELERITY CLOSES ON PRIVATE FINANCING

KNOXVILLE, Tenn., October 29, 1998 -- Celerity Systems, Inc. (Nasdaq:CLRT) has received gross proceeds of $400,000 upon the initial closing of a private placement. Each investor in the private placement received a seven percent promissory note with a principal amount equal to the amount of the investment and with a term of one, two, or three years. Principal and interest are payable by the Company at maturity. In addition, each investor received the right to a royalty payment of fifty cents per $100,000 invested (pro rated for lesser investments), for each T 6000 digital set top box sold during a period of up to five years following the closing. The $400,000 received represents the minimum amount offered in the private placement; the maximum amount offered is $2,000,000.

Investors in the private placement include certain directors and officers of the Company, as well as outside investors. The funds are to be used for general operating expenses of the Company.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from applicable registration requirements.

For more information, contact: Celerity Systems, Inc., 1400 Centerpoint Blvd. Knoxville, TN 37932 Phone: 423-539-5300, Fax: 423-539-5390, Web:
http://www.celerity.com.